N E W S R E L E A S E

June 8, 2016

Nevsun Dismisses Baseless Criticisms of Dissident Shareholders and Cautions That Reservoir Could Lose Timok Under Alternative Financing Terms

Nevsun Urges Reservoir Minerals Shareholders to Vote for Strategic Combination

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) today dismissed baseless criticisms from two dissident shareholders for Reservoir Minerals Inc. (“Reservoir”) (TSXV Venture: RMC). Nevsun also cautioned that Reservoir could lose the Timok copper and gold project in Serbia under the terms of an alternative financing proposal from one of the losing bidders.

Nevsun reminded Reservoir shareholders of the premium value of the Arrangement Agreement (the “Arrangement”) it has entered into with Reservoir and urged Reservoir shareholders to vote for the Arrangement. Nevsun also cautioned that Reservoir’s shares are currently trading at a premium linked to the Arrangement and the price might decline sharply if the Arrangement is rejected.

“Nevsun believes there is significant risk to Reservoir under the proposed alternative financing, including the risk of a loan default that could cost Reservoir its entire interest in Timok,” said Cliff Davis, President and CEO of Nevsun. “Moreover, the dissident shareholders may have questionable motivations in criticizing the transaction due to their potential interest in offtake contracts.”

Continued Mr. Davis, “Reservoir shareholders should be guided by the unanimous support of Reservoir’s board for the Arrangement, and a supporting fairness opinion from Reservoir’s financial adviser on the consideration to be received by Reservoir shareholders. The compelling value and rationale for this transaction is underscored by the recommendations from both ISS Proxy Advisory Services and Glass, Lewis & Co., two leading independent proxy advisory firms, that Reservoir shareholders vote FOR the arrangement. Clearly the transaction with Nevsun is an excellent outcome for Reservoir and its shareholders.”

The dissident shareholders, risk of a loan default, and proposed equity dilution

The criticism of the Arrangement involves  Jing Bao (Asia) Ltd. (“Jing Bao”) and Shandong Xiangguang Group Co., Ltd (“XGC”). In April they were involved as part of a syndicate with an alternative financing proposal with Reservoir, which Reservoir’s board rejected in favour of the Arrangement with Nevsun.

Now, with the support of Jing Bao, XGC has proposed a new, non-binding financing to Reservoir. Proposed terms include a US$50 million loan, secured by Reservoir’s interest in Timok as well as other Reservoir assets. XGC could obtain full ownership of Reservoir’s interest in Timok if Reservoir were to default on the loan, which is a significant risk since Reservoir has no current operations that would allow it to service the loan or repay it when it comes due.

Proposed terms also include a dilutive US$80 million issue of Reservoir equity at just C$8 per share. That’s a significant discount to Reservoir’s closing share price of C$8.76 yesterday (June 7, 2016) and an even greater discount to the price of C$9.40 at which Nevsun recently financed Reservoir.

Moreover, in the event that the Nevsun Arrangement is rejected, there is a risk that XGC might withdraw its offer or substitute terms that are even more onerous to Reservoir. In contrast, the binding terms of the Nevsun Arrangement provide Reservoir shareholders with premium value and increased long-term exposure to the Timok project.

Questionable and self-interested offtake motivations

Nevsun believes the criticism of the Arrangement may be self-serving since the dissident shareholders might be interested in signing offtake contracts to purchase Timok’s output. For example, on its own website Jing Bao states that it is “especially interested in off takes” and that it is “most interested in the right to purchase a percentage of the commodity at a low fixed price over the life of the mine in exchange for upfront payments.”1

Nevsun has the demonstrated expertise to move the Timok project into production – it is not clear how Reservoir shareholders would benefit from such a deal as Jing Bao prefers. Reservoir shareholders have reason to question Jing Bao’s motivations in attempting to hinder the premium transaction with Nevsun.

XGC smelter provides no advantage

Similarly, it is incorrect to ascribe value to synergies involving the Chinese smelter operator XGC. Once Timok is in production, Nevsun will arrange for smelting on the best available terms from the world’s many smelter operators.  Nevsun and Reservoir due diligence showed there are competitive markets for Timok products. It would not be in Reservoir’s interest for Timok to become captive to XGC, for either Direct Ship Ore “DSO” or copper concentrates.

Reference:  1 http://www.jingbao.asia/aboutE.html.

Jing Bao admits its estimates and calculations are unsubstantiated “beliefs” and “should not be relied upon”

Jing Bao’s statements of value to Reservoir shareholders are unsubstantiated and include outright errors that should not be relied upon. Jing Bao itself acknowledges this in its disclaimer, which reads in part: “Jing Bao’s expectations as to the value of Reservoir or Nevsun are not based on work conducted by valuation, financial or mining experts.  Each only constitute a statement of our beliefs and should not be relied upon”.

Nevsun Arrangement is the result of a rigorous process

In November 2015 the Reservoir Board of Directors contacted approximately 25 parties during a rigorous strategic process to consider potential strategic partners for the Timok project, and in March 2016 the Reservoir Board engaged independent financial advisors to assist in evaluating strategic alternatives.

The Reservoir Board and its advisors considered a number of options, including the April financing proposal from a syndicate involving Jing Bao and XGC, and the Reservoir Board unanimously agreed that the Arrangement with Nevsun was the preferred alternative. The Reservoir Board also received a fairness opinion from its independent financial advisor that the consideration to be received by the Reservoir Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Reservoir Shareholders.

Nevsun’s strong balance sheet and cash generation to fund Timok’s potential

Following the completion of the Arrangement the pro-forma company will have US$300 million in cash to fund the development of Timok, as well as ongoing cash flow generated by Nevsun’s 60%-owned Bisha mine, a high grade mine which generated US$120 million of operating cash flow in 2015.

As part of its evaluation of alternatives, Reservoir and its advisors conducted extensive due diligence on Nevsun and its operations, including legal, financial, political risk, and technical analyses. Both the Non-Executive Chairman of the Reservoir Board and the CEO of Reservoir visited the Bisha mine site and met with Eritrean government officials.  The Reservoir Board concluded that Nevsun has the proven mine development expertise and balance sheet to move the Timok project forward.

TIME IS SHORT – VOTE YOUR PROXY NOW TO RECEIVE PREMIUM VALUE AND UPSIDE

If you have any questions or need assistance with voting, please contact D.F. King, the proxy solicitation agent, by telephone at 1-866-822-1237 (North American Toll Free) or 1-201-806-7301 (Collect Outside North America); or by email at: inquiries@dfking.com.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the previously announced combination of Nevsun and Reservoir, the alternative transactions that Reservoir may or may not have at its disposal, the proposed terms of such alternatives and the potential outcomes that may arise from such alternatives. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Nevsun’s and Reservoir’s control. These include, but are not limited to, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; and the failure to obtain the necessary shareholder and court approvals, if applicable, required in order to proceed with the Arrangement, as well as all the possible outcomes involving both Jing Bao and XGC proposals to Reservoir referred to in this release. Readers are cautioned that the foregoing list of factors is not exhaustive. Further information concerning risks and uncertainties associated with these forward-looking statements and Nevsun’s business can be found in Nevsun’s Annual Information Form for the year ended December 31, 2015, which is available on Nevsun’s website (www.nevsun.com), filed under Nevsun’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information.

Neither TSX nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	Media Inquiries: Alan Bayless Longview Communications Inc. (604) 694-6037 Email: abayless@longviewcomms.ca Website: www.nevsun.com